Exhibit 99.1

MediWound Announces $30 Million Registered Direct Offering of Ordinary Shares

YAVNE, Israel, September 29, 2025 -- MediWound Ltd. (Nasdaq: MDWD) (the “Company”), a global leader in next-generation enzymatic therapeutics for tissue repair, today announced that it has entered into a definitive securities purchase agreement led by a U.S.-based prominent mutual fund and other healthcare-focused investors for the sale and purchase of 1,734,105 ordinary shares of the Company, par value NIS 0.07 per share, at a purchase price of $17.30 per share, in a registered direct offering. The Company expects to close the offering on or about September 30, 2025, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering are expected to be approximately $30 million, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering primarily to support EscharEx’s pre-commercial activities, to enhance its large-scale manufacturing capabilities, and for general corporate purposes.

The securities described above are being offered by means of the Company's shelf registration statement on Form F-3 (File No. 333-285908), previously filed with the Securities and Exchange Commission (the "SEC") on March 19, 2025, and declared effective by the SEC on March 27, 2025, the accompanying prospectus, dated March 27, 2025. A final prospectus supplement and accompanying prospectus relating to the securities being offered in the offering will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov. and may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, New York 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of these Company securities, nor shall there be any sale of these Company securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is a global biotechnology company focused on developing and commercializing enzymatic therapies for non-surgical tissue repair. The company’s FDA-approved biologic, NexoBrid®, is indicated for the enzymatic removal of eschar in thermal burns and is marketed in the U.S., European Union, Japan, and other international markets. MediWound is also advancing EscharEx®, a late-stage investigational therapy for the debridement of chronic wounds. EscharEx has demonstrated clinical advantages over the leading enzymatic debridement product and targets a substantial global market opportunity.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the registered direct offering, including as to the ability to complete the registered direct offering described above, the expected gross proceeds therefrom, the intended use of proceeds and the timing of the closing of the registered direct offering. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; market and other conditions; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 19, 2025 and Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

MediWound Contacts: Hani Luxenburg Chief Financial Officer MediWound Ltd. ir@mediwound.com	Daniel Ferry Managing Director LifeSci Advisors, LLC daniel@lifesciadvisors.com	Media Contact: Ellie Hanson FINN Partners for MediWound ellie.hanson@finnpartners.com +1-929-588-2008